Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Years Ended December 31
	2004	2003	2002	2001	2000
		(Unaudited)
Earnings Available for Fixed Charges
Income from continuing operations before income taxes	$14,369	8,337	2,141	3,241	3,748
Distributions less than equity in earnings of fifty-percent-or-less-owned companies	(780)	(52)	3	58	(30)
Fixed charges, excluding capitalized interest*	758	1,019	850	501	481

	$14,347	9,304	2,994	3,800	4,199

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$546	844	566	338	369
Capitalized interest	430	327	232	231	174
Preferred dividend requirements of subsidiary and capital trusts	—	—	38	53	53
Interest portion of rental expense	174	149	181	90	42
Interest expense relating to guaranteed debt of fifty-percent-or-less-owned companies	9	1	16	—	—
Interest expense relating to guaranteed debt of greater than fifty-percent-owned companies	—	—	3	—	—

	$1,159	1,321	1,036	712	638

Ratio of Earnings to Fixed Charges	12.4	7.0	2.9	5.3	6.6

*	Includes amortization of capitalized interest totaling approximately $29 million in 2004, $25 million in 2003, $46 million in 2002, $20 million in 2001, and $17 million in 2000.

Earnings available for fixed charges include, if any, the company’s equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company’s proportionate share, if any, of interest relating to the contingent debt.

Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than fifty percent that have debt for which the company is contingently liable. Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.